June 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Joseph Cascarano, Senior Staff Accountant

Re:	OneSpan Inc.

Form 10-K for fiscal year ended December 31, 2022

Filed February 28, 2023

Commission File No.: 000-24389

Dear Mr. Cascarano:

This letter is being submitted in response to the comment letter dated May 26, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Jorge Martell, Chief Financial Officer of OneSpan Inc. (the “Company” or “OneSpan”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K For the Fiscal Year Ended December 31, 2022

Annual Recurring Revenue, page 45

1.	You disclose that annual recurring revenue (“ARR”), defined as “approximate annualized value of our customer recurring contracts as of the measurement date,” is an operating metric used to measure the health of your business. We also note that subscription revenue appears to include on-premises term-based license revenue, for which revenue is recognized at a point-in-time. Please expand your disclosure to address the following and advise us.

•	Clarify how the up-front revenue received from term licenses is factored into your ARR calculation. Address whether you annualize revenue recognized or invoiced amounts.

•	Clarify whether ARR reflects any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.

•	Disclose the renewal rates for subscription arrangements for each period presented to support your assumptions.

•	Describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation.

•	Provide us with your proposed disclosure responsive to the concerns noted above. Refer to SEC Release 33-10751.

Response:

The Company respectfully acknowledges the Staff’s comment, and in response to the comment, in future filings, we will expand our disclosure of ARR to address the items raised, as set forth in our proposed responsive disclosure below. The Company also advises the Staff that on-premises term-based licenses are included in the Company’s ARR calculation. On page 45 of our Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”), the Company discloses that ARR represents the annualized value of the active portion of SaaS, term-based license, maintenance and support contracts, and other subscription services at the end of the reporting period.

•	For on-premises term-based license revenue, the amount included in ARR is consistent with the amount that we invoice the customer annually for the term-based license transaction. A customer with a one-year contract will be invoiced for the total value of the contract at the beginning of the contractual term, while a customer with a multi-year contract will be invoiced for each annual period at the beginning of each year of the contract (thus only one year of multi-year contracts is included in ARR at any point in time). ARR is not calculated based on recognized or unearned revenue and there is no direct relationship between revenue recognized in accordance with ASC 606 and the Company’s ARR business metric. As noted on page 45 on the 2022 Form 10-K, ARR is to be viewed independently of revenue and deferred revenue as ARR is an operating metric and is not intended to be combined with or replace these items.

•	The Company’s calculation of ARR includes, in addition to active contracts, renewal contracts (i) that are within 90 days after their contractual renewal date; (ii) that have not been invoiced; (iii) that are within certain designated stages of the renewal process in our customer relationship management tool; and (iv) for which the customer has not notified us of an intention not to renew. Based on data from the three year period from 2020 through 2022, these in-process renewal contracts represent approximately 1.0% to 2.4% of the total ARR amount. The ARR calculation excludes in-process renewal contracts that are more than 90 days from their contractual renewal date, even if we are continuing to negotiate a renewal at that time.

•	On page 45 of the 2022 Form 10-K we disclose that the Company’s Net Revenue Retention (NRR) is defined as the approximate year-over-year percentage growth in ARR from the same set of customers at the end of the prior year period. NRR measures the Company’s ability to increase revenue across our existing customer base through expanded services (upsell and cross-sell), offset by customers whose subscription contracts are not renewed (churn) or renew at a lower amount (contraction), and therefore captures the renewal rate of the contracts included in ARR. NRR for the annual periods ended December 31, 2022 and 2021 was 107% and 115%, respectively.

•	ARR is not calculated based on recognized or unearned revenue and there is no direct relationship between revenue recognized in accordance with FASB ASC 606, Revenue from Contracts with Customers, and the Company’s ARR business metric.

•	For our future filings, we propose to modify our disclosed definition and explanation as set forth below. Please note that upon review, we have removed the “other subscription services” component of our ARR definition because we have determined it is redundant with other portions of the definition. Additions to our existing disclosure are denoted in bold underline, while deletions are denoted with bold strikethrough.

“We use annual recurring revenue, or ARR, as an approximate measure to monitor the growth of our recurring business. ARR represents the annualized value of the active portion of SaaS, term-based license, and maintenance and support contracts~~, and other subscription services~~ at the end of the reporting period. ARR is calculated as the approximate annualized value of our customer recurring contracts as of the measurement date. These include subscription, term-based license, and maintenance and support contracts and exclude one-time fees. For term-based license arrangements, the amount included in ARR is consistent with the amount that we invoice the customer annually for the term-based license transaction. A customer with a one-year term-based license contract will be invoiced for the total value of the contract at the beginning of the contractual term, while a customer with a multi-year term-based license contract will be invoiced for each annual period at the beginning of each year of the contract. For contracts that include annual values that increase over time because there are additional deliverables in subsequent periods, we include in ARR only the annualized value of components of the contract that are considered active as of the date of the ARR calculation. We do not include the future committed increases in the contract value as of the date of the ARR calculation.

We consider a contract to be active from when the product or service contractual term commences (the “start date”) until the right to use the product or service ends (the “expiration date”). Even if the contract with the customer is executed before the start date, the contract will not count toward ARR until the customer right to receive the benefit of the products or services has commenced.

To the extent that we are negotiating a renewal with a customer within 90 days after the expiration of a recurring contract, we continue to include that revenue in ARR if we are actively in discussions with the customer for a new recurring contract or renewal~~, or until such customer notifies us that it is not renewing its recurring contract~~ and the customer has not notified us of an intention not to renew. We exclude from the calculation of ARR renewal contracts that are more than 90 days after their expiration date, even if we are continuing to negotiate a renewal at that time.

ARR is not calculated based on recognized or unearned revenue and there is no direct relationship between revenue recognized in accordance with ASC 606 and the Company’s ARR business metric. We believe ARR is a valuable operating measure to assess the health of our SaaS, term-based license, and maintenance and support contracts because it illustrates our customer recurring contracts as of the measurement date. ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates, and does not include revenue from perpetual licenses, purchases of Digipass authenticators that are not cloud-connected devices, training, professional services or other sources of revenue that are not deemed to be recurring in nature.

ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue as ARR is an operating metric and is not intended to be combined with or replace these items. Investors should consider our ARR operating measure only in conjunction with our GAAP financial results.”

Key Business Metrics and Non-GAAP Financial Measures

Adjusted EBITDA, page 46

2.	We note the adjustment for Long-term incentive compensation in the table that reconciles net loss as reported on your consolidated statements of operations to non-GAAP Adjusted EBITDA. We also note your disclosure on page 36 that "Long-term incentive plan compensation expense includes both cash and stock-based incentives." Regarding the cash compensation included in the adjustment, please revise or advise us how you determined it would be appropriate to exclude normal, recurring, cash operating expenses necessary to operate your business from a non-GAAP performance measure such as Adjusted EBITDA. Please refer to Q&A 100.01 of the C&DI on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that the Company has considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and Rule 100(b) of Regulation G, and we believe that our presentation of Adjusted EBITDA in the 2022 Form 10-K, including adjustments for long-term incentive cash compensation, is not misleading or otherwise inconsistent with Rule 100(b) of Regulation G (“Rule 100(b)”).

OneSpan uses long-term cash incentive awards on a limited basis and only as a substitute for equity incentive awards to employees in non-U.S. jurisdictions where granting equity awards is not practical or possible. Our long-term cash incentive awards are designed to achieve the same incentive and retention goals as our equity incentive awards, and are therefore structured similarly. As such, we believe it is appropriate and consistent with Rule 100(b) to exclude both long-term cash incentive awards and long-term equity incentive awards from Adjusted EBITDA.

Equity awards are our preferred method of delivering long-term incentive compensation to our employees and contractors, and therefore constitute the substantial majority of our long-term incentive plan (“LTIP”) awards. Our use of long-term cash incentive awards has decreased as we have been able to expand our use of equity awards globally in recent years. Of the total grant date value of LTIP awards made in 2020, 2021, and 2022, 21%, 16%, and 2% , respectively, was in the form of long-term cash incentive awards. We use long-term cash incentive awards only for grants to employees residing in jurisdictions where equity grants are not practical due to due to tax or regulatory reasons. For instance, for our French employees, the benefits of receiving an equity grant would be negated by the high French tax rates that would apply to the awards, so we instead grant long-term incentive awards in the form of cash. In other jurisdictions, we have granted long-term cash incentive awards instead of equity because our employees in these locations are retained through private employer organizations (PEOs), and it is often difficult to grant equity through PEOs due to regulatory and tax-related reasons.

We view and manage both long-term cash and equity incentive awards as an incentive compensation tool, and therefore both types of awards are structured similarly. Long-term cash incentive awards, like our equity incentive awards, are made under our 2019 Omnibus Incentive Plan and are subject to time-based or performance-based vesting. These awards generally vest as to one-third of the award annually over a three-year period, similar to our equity awards, which also vest over a three-year period. If an employee with a long-term cash incentive award leaves OneSpan during the vesting period, they forfeit their unvested award, much as they would if they had an equity award. Long-term cash incentive awards also have the same vesting acceleration features as our equity awards – both types of awards vest in full in the event that the award recipient is terminated within one year after a change in control or if the awardee dies or becomes disabled.

As disclosed in the 2022 Form 10-K, we use Adjusted EBITDA as a simplified measure for use in communicating our performance to investors and analysts and for comparisons to other companies within our industry. Excluding long-term incentive compensation from Adjusted EBITDA enables us to evaluate our performance without considering compensation decisions that are not directly related to meeting our customers’ requirements and that were generally made in prior periods.  It also allows us to better compare our core business performance with that of our competitors, who may use different long-term incentive compensation methods than we do. In addition, we use these same adjustments internally to understand, manage and evaluate the business and to make operating decisions. We believe that these adjustments are also useful to investors because they provide transparency with respect to key financial metrics we use in assessing the Company’s core operating performance and in making operating decisions.

We respectfully believe that the rationale for the exclusion of long-term incentive compensation in calculating Adjusted EBITDA applies equally to long-term cash incentive awards as it does to equity incentive awards. Whether an LTIP award is made in the form of equity (as is our usual practice) or in the form of a cash incentive award, both awards will vest over time (generally 3 years) and are subject to forfeiture and acceleration under certain circumstances. Since both types of awards are made in order to attract and retain employees, the expense we incur for them may vary significantly from period to period based upon the timing of employee hires and departures, and generally does not relate to or correlate with our core business performance.

For the foregoing reasons, we respectfully advise the Staff that we believe that including adjustments for cash incentive awards within our Adjusted EBITDA calculation is appropriate and consistent with Rule 100(b) of Regulation G.

If you have any questions or comments regarding this response, please call the undersigned at (312) 766-4001. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Jorge Martell
Jorge Martell

Chief Financial Officer